January 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:     Kevin Dougherty, Attorney-Advisor

            Loan Lauren Nguyen, Legal Branch Chief

Re:	Cleveland-Cliffs Inc.
Registration Statement on Form S-4
File No. 333-235855

Ladies and Gentlemen:

On behalf of Cleveland-Cliffs Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-235855) of the Company be declared effective at 9:00 a.m. on February 4, 2020, or as soon thereafter as practicable. The Company respectfully requests that you notify Andrew C. Thomas of such effectiveness by a telephone call to (216) 586-1041.

[Signature Follows]

Please contact Andrew C. Thomas of Jones Day at (216) 586-1041 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

CLEVELAND-CLIFFS INC.

By:	/s/ James D. Graham
Name:	James D. Graham
Title:	Executive Vice President,
Chief Legal Officer & Secretary

cc:    Andrew C. Thomas, Esq.